UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated September 13, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 13 September 2024 entitled ‘VODAFONE & THREE RESPONSE CMA PROVISIONAL FINDINGS’.

VODAFONE & THREE RESPONSE TO CMA PROVISIONAL FINDINGS

13 September 2024

●
The Vodafone/Three merger is a once-in-a-generation opportunity to transform UK digital infrastructure with £11bn of investment
●
Vodafone and Three UK disagree with the CMA’s Provisional Findings that their merger raises competition concerns and could lead to price rises for customers
●
By all measures, the merger is pro-growth, pro-customer and pro-competition. It can, and should, be approved by the CMA
●
This is not a final decision, and we look forward to working with the CMA to secure approval

The combination of Vodafone and Three will fix the country’s dysfunctional mobile market characteristics, unleashing more competition and investment.

Opensignal analysis sets out the current reality: the UK ranks 22nd out of 25 European countries for 5G availability and speed and has the slowest data speeds amongst the G7.

The merger of Vodafone and Three will transform this current reality, bringing best-in-class 5G to every community, school and hospital in the country. The CMA also recognises that the merger would improve network quality. We will continue to work with them to demonstrate the merged company will deliver in full on the committed network investment.

Vodafone and Three disagree with a number of elements in today’s Provisional Findings. A final decision is not due until 7 December, and we will continue to positively engage with the CMA and look to resolve outstanding matters.

Margherita Della Valle, Vodafone’s Chief Executive, said: “Our merger is a catalyst for change. It’s time to take off the handbrake on the country’s connectivity and build the world-class infrastructure the country deserves. We are offering a self-funded plan to propel economic growth and address the UK’s digital divide.

“Great network connectivity is a critical enabler of so many elements of our daily life and is central to the future prospects of so many sectors. Businesses large and small are dependent on it and it enables new industries – like AI – to thrive. It facilitates a step change in productivity and care across the public sector, and it lies at the heart of every nation’s future prosperity.”

Transforming the UK’s telecoms infrastructure is vitally important for businesses, the public sector, the UK’s technological advancement, and the government’s stated mission to kickstart economic growth1.

50 million customers directly benefit from improved network quality

The merger will extend the network quality benefits well beyond the merged company’s own customer base to VMO2’s customers - delivering better quality, enhanced capacity and greater coverage to over 50 million mobile customers across the country. We are encouraged by the fact that the Provisional Findings acknowledge that our agreement with VMO22 “will provide a notable and rapid increase in network quality for its wholesale and retail customers”3.

1 Kickstart economic growth – The Labour Party

2 https://www.vodafone.com/news/corporate-and-financial/vodafone-and-virgin-media-o2-announce-new-long-term-network-sharing-agreement

3 Para 62, Summary of Provisional Findings

Pricing

We do not agree with the CMA’s provisional finding that prices will increase. From the outset, we have been very clear that the merger will not affect our pricing strategy and that all social tariffs will continue to protect the vulnerable.

Importantly, the investment case underpinning the merger is not based on hypothetical price increases and the CMA’s price rise assumptions are contrary to the business and investment plans the Parties have signed up to for the merged company.

Prices will either stay broadly the same or actually drop post-merger as a result of the vastly enhanced competitive pressures between Mobile Network Operators and MVNOs, who will also benefit from the merger.

MVNOs

We disagree that this merger will adversely affect the wholesale market. Today 90% of the UK’s MVNOs rely on either VMO2 or BTEE as their wholesale provider. A combined, stronger network would significantly boost competition in the wholesale market by giving MVNOs more choice and better quality from three scaled wholesale network providers.

Working with the CMA on the way forward

We are reviewing the Notice of Possible Remedies and look forward to working constructively with the CMA on the different options proposed. We are confident we can address their concerns.

We have made clear we are committed to delivering our £11 billion investment plan and best-in-class network which locks in the transaction’s benefits and addresses the CMA’s provisional concerns. We are willing for this commitment to be monitored independently and enforced by Ofcom.

By all measures, this merger is pro-growth, pro-customer, pro-investment and pro-competition. It can, and should, be approved by the CMA.

Robert Finnegan, Chief Executive of Three UK, said: “The current UK 4 player mobile market is dysfunctional and lacks quality competition with 2 strong players and 2 weak players. This is reflected in the current state of the UK’s digital infrastructure that everyone agrees falls well short of what the country needs and deserves. We are determined to reassure the CMA in relation to their provisional concerns and work with them to secure the extensive benefits this merger brings for UK customers, businesses and wider society.”

For more information, please contact:

Vodafone Investor Relations	Vodafone Media Relations	Three UK Media Relations
Investors.vodafone.com ir@vodafone.co.uk	Vodafone.com/media/contact GroupMedia@vodafone.com	Ed Cropley at Teneo +44 7942 949 346

Vodafone Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: September 13, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary